SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number

0-29288

Cusip Number

39823110

(check one)       ☐  Form 10-K      ☐  Form 20-F     ☐  Form 11-K       ☒  Form 10-Q        ☐ Form N-SAR

For Period Ended August 30, 2003

(    )  Transition Report on Form 10-K

(    )  Transition Report on Form 20-F

(    )  Transition Report on Form 11-K

(    )  Transition Report on Form 10-Q

(    )  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

PART I – REGISTRANT INFORMATION

GRIFFIN LAND & NURSERIES, INC.

(Exact name of registrant as specified in charter)

One Rockefeller Plaza, New York, New York, 10020

(Address of Principal Executive Office)

PART II – RULES 12b-25(b) AND 9(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Griffin Land & Nurseries, Inc. (“Griffin”) is not able to timely file Form 10-Q for the period ended August 30, 2003 because Griffin is currently negotiating an amendment to its 2002 Credit Agreement with Fleet Bank, which may effect the classification of amounts outstanding under the 2002 Credit Agreement and related disclosures.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anthony J. Galici	(860)	653-4541
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Griffin Land & Nurseries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 14, 2003	BY	/s/ Anthony J. Galici
Anthony J. Galici
Vice President, Chief Financial Officer and Secretary